OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PAF Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Brickell Key Dr., Suite 604
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George P. E. Ten Pow (Name) (305) 924-7748 (Area Code – Telephone Number) gtenpow@pafsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kabat, Schertzer, De La Torre, Taraboulos & Co.
(Name – if individual, state last, first, and middle name)

9300 Dadeland Boulevard, Suite 600 (Address) Miami (City) Florida (State) 33156 (Zip Code)

June 2nd, 2009 (Date of Registration with PCAOB)(if applicable) 3451 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin S. A. Moody, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PAF Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Arlene Wong
My Commission HH 319329
Expires 10/5/2026

Notary Public

Signature:

Title:
President and CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PAF SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

PAF SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of PAF Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PAF Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PAF Securities, LLC's management. Our responsibility is to express an opinion on PAF Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PAF Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of PAF Securities, LLC's financial statements. The supplemental information is the responsibility of PAF Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as PAF Securities, LLC's auditor since 2014.

Miami, Florida

February 23, 2022

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

PAF SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Assets

Cash and cash equivalents	$	751,571
Accounts receivable from customers		17,450
Due from related party		163,087
Other assets		97,515
Operating lease right-of-use assets		773,045
Total Assets	$	1,802,668

Liabilities and Member's Equity

Accounts payable	$	47,311
Operating lease liabilities		810,553
Other payable		299
Total Liabilities		858,163
Member's equity		944,505
Total Liabilities and Member's Equity	$	1,802,668

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues		
Mergers & acquisitions, capital raise and advisory fees	$ 2,582,473	
Retainer fees	658,038	
Paycheck Protection Program loan forgiven	229,110	
Total Revenues		3,469,621
Expenses		
Salaries and related costs	1,919,117	
Operating lease and variable lease costs	173,694	
Quotation costs	251,937	
Consulting fees	28,699	
Other operating expenses	216,453	
Total Expenses		2,589,900
Operating Income		879,721
Other Income		
Other income	6,000	
Total Other Income		6,000
Net Income		$ 885,721

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

Balance - January 1, 2022	$ 58,784	
Net income	885,721	
Balance - December 31, 2022		$ 944,505

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities		
Net income		$ 885,721
Adjustments to reconcile net income to net cash provided by operating activities:		
Paycheck Protection Program loan forgiven	(229,110)	
Non-cash credit to rent expense to recognize operating lease right-of-use asset	19,555	
Changes in operating assets:		
Increase in accounts receivable	(12,034)	
Increase in other assets	(35,747)	
Increase in accounts payable	289	
Decrease in other payable	(1,612)	
Total Adjustments		(258,659)
Net Cash Provided By Operating Activities		627,062
Cash Flows From Investing Activities		
Advances to related party	(163,087)	
Net Cash Used In Investing Activities		(163,087)
Net Increase In Cash and Cash Equivalents		463,975
Cash and Cash Equivalents - Beginning		287,596
Cash and Cash Equivalents - Ending		$ 751,571
Supplemental Cash Flow Information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating lease		$ 38,088
Non-cash financing activity:		
ROU asset obtained in exchange for new operating lease liability		$ 828,300
Forgiveness of PPP loan		$ 229,110

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

PAF Securities, LLC (the Company) is a wholly owned subsidiary of Pan American Finance, LLLP (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. On June 9th, 2017, FINRA approved the firm's application for it to continue its FINRA's membership as a Capital Acquisition Broker (CAB). The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities and does not owe money or securities to customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recorded when services have been performed and the transaction is completed. The Company enters into agreements with its customers, which provide for monthly or quarterly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

Retainer fees. The Company believes the performance obligation for providing retainer fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that time period which are distinct from the services provided in other time periods.

Mergers & acquisitions, capital raise and advisory fees. The Company provides advisory services on mergers and acquisitions (M&A) and capital raise. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If there are retainers and other fees from the customer prior to recognizing the revenue, these are reflected as other payables.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand account balances with banks with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and accompanying notes during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, the estimates may ultimately differ from actual results. The Company has reviewed its accounts receivable and has determined that no allowance for credit losses is required at December 31, 2022.

LEASES

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in non-cancellable operating leases for office space and copier equipment. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are re-measured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES (CONTINUED)

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentive received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

See Note 9 "Commitments and Contingent Liabilities" for additional information on the Company's leases.

GOVERNMENT AND OTHER REGULATIONS

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulations includes, among other things, periodic examinations by the regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these agencies and organizations.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2022 was $703,961 which was $698,961 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .068 as of December 31, 2022.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carryforward, related to its proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements.

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2022.

NOTE 5 - ACCOUNTS RECEIVABLE FROM CUSTOMERS

Accounts receivable from customers as of December 31, 2022, totals $17,450 and relates to uncollateralized expenses incurred on behalf of, including a retainer fee due and payable, for three of the Company's customers that are actively being worked on by the Company. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for credit losses considered necessary.

NOTE 6 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On September 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent Company for whom it performs basic record keeping and administrative functions. A monthly charge of $500 is assessed for this service. During the year ended December 31, 2022, the Company recognized $6,000 for these services, which is included as other income in the accompanying statement of operations.

ADVANCES TO RELATED PARTY

Through the course of the year, the Company made several cash advances to the Parent Company to cover its operating and other costs. For the year ended December 31, 2022, the Company was owed $163,087 as a result of such advance, which is included as a due from related party in the accompanying statement of financial condition. These advances do not bear interest and will be repaid from future distributions of profits.

OTHER

During 2022, the Company made no distributions to its member.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Substantially all employees of PAF Securities, LLC, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a Flexible Standardized 401(k) Profit Sharing Plan and Trust. The assets of the benefit plan are principally invested in mutual funds, held by a third-party trustee and self-directed by the employee.

The Company made no contribution into its profit sharing 401(k) plan for the year ended December 31, 2022.

NOTE 8 – PAYCHECK PROTECTION PROGRAM

In response to the COVID-19 pandemic, the Paycheck Protection Program (PPP) was established under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). Companies that met the eligibility requirements set forth by the PPP may qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses over a covered period of time, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness by the Small Business Administration (SBA) in whole or in part.

NOTE 8 – PAYCHECK PROTECTION PROGRAM (CONTINUED)

On March 15, 2021, the Company executed a second loan contract with a financial institution for an amount of $229,110 under the PPP. The loan bore interest of one percent per annum with a maturity date of March 16, 2026. The Company, having met the conditions required for forgiveness, submitted an application with the SBA to have the loan forgiven. The PPP loan was forgiven on June 30, 2022.

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities and merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and does not anticipate entering into such transactions over the next twelve months.

LITIGATION

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

LEASING ACTIVITIES

Operating leases are primarily for office space and equipment.

On March 12, 2007, Pan American Finance, LLC (Parent Company) entered into a lease for office space in Miami, Florida. On January 1, 2008, Pan American Finance, LLC assigned its right, title and interest in the lease, which expired April 30, 2017, to PAF Securities, LLC. On April 13, 2017, PAF Securities signed an extension of the lease to expire on July 31, 2022. The Company has now entered into a new lease with the landlord for its existing space to begin on August 1, 2022. The term of this new lease will expire on December 31, 2027. Monthly rent for the new term ranges from $15,235 to $17,661.

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

LEASING ACTIVITIES (CONTINUED)

As of December 31, 2022, the maturities of lease liabilities under the operating leases is as follows:

For the Year Ending December 31,	Amount
2023	$ 147,018
2024	190,659
2025	196,379
2026	202,265
2027	208,332
	$ 944,653
Less present value discount	(134,100)
Total lease liabilities	$ 810,553

Total lease cost for the year ended December 31, 2022, was as follows:

Operating lease expense	$ 158,219
Variable lease cost	15,475
Total lease cost	$ 173,694

The following summarizes the weighted-average remaining lease term and discount rate as of December 31, 2022:

Weighted-average remaining lease term in years	5.00
Weighted-average discount rate	6.0%

NOTE 10 – COVID-19

The ongoing COVID-19 pandemic has had, and is expected to continue to have, a significant impact on the global economy and our company's operations. The extent to which the pandemic will affect our financial position, results of operations, and cash flows is uncertain and will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, the effectiveness of actions taken to contain the pandemic, and the pace of economic recovery. As a result of the ongoing uncertainty related to the pandemic, our financial statements may be subject to significant adjustments in the future.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred subsequent to December 31, 2022, and through February 23, 2023, which is the date of the filing of this report. There have been no subsequent events as of the date which need to be disclosed or would be required to be recognized in the accompanying financial statements as of December 31, 2022.

PAF SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

Member's Equity		$ 944,505
Add Other Allowable Credits:		
Operating lease liabilities		810,553
Total Capital and Allowable Liabilities		1,755,058
Less Non-Allowable Assets:		
Accounts receivable from customers	17,450	
Due from related party	163,087	
Other assets	97,515	
Operating lease right-of-use assets	773,045	
Total Non-Allowable Assets		1,051,097
Net Capital		703,961
Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness		5,000
Excess Net Capital		$ 698,961
Aggregate Indebtedness		$ 47,610
Ratio: Aggregate Indebtedness to Net Capital		0.068

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2022, and the above calculation.

See independent registered public accounting firm's report regarding supplementary information .

PAF SECURITIES, LLC

SCHEDULE II

STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent registered public accounting firm's report regarding supplementary information.

PAF SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent registered public accounting firm's report regarding supplementary information.

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of PAF Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) PAF Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which PAF Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) PAF Securities, LLC stated that PAF Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PAF Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PAF Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 23, 2023

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

PAF SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO SEC Rule 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2022

PAF Securities, LLC operates pursuant to paragraph (k) (2) (i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2022, without exception.

Benjamin S. A. Moody
President & Chief Executive Officer